H/CELL ENERGY CORPORATION

3010 LBJ Freeway, Suite 1200

Dallas, TX 75234

Telephone: (972) 888-6009

June 17, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	H/Cell Energy Corporation
Request for Withdrawal of Registration Statement on Form S-1 filed on March 29, 2019 (File No. 333-230601)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), H/Cell Energy Corporation (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Registrant’s registration statement on Form S-1 (File No. 333-230601), together with all exhibits and amendments thereto (the “Registration Statement”). The Registration Statement was filed with the SEC on March 29, 2019.

The Registrant is requesting to withdraw the Registration Statement because it has elected not to pursue the sale of securities pursuant to the Registration Statement at this time. The Registration Statement has not been declared effective by the Commission, and the Registrant confirms that no securities were sold in connection with the offering contemplated by the Registration Statement.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to the undersigned via email at andy.hidalgo@hcellenergy.com with a copy to James M. Turner of Sichenzia Ross Ference LLP, via email at jturner@srf.law.

In accordance with Rule 457(p) under the Securities Act, the Registrant also respectively requests that all fees paid to the SEC in connection with the filing of the Registration Statement be credited to the Registrant’s account for future use.

Should you have any questions, please contact counsel to the Registrant, James M. Turner, Esq. of Sichenzia Ross Ference LLP at (212) 930-9700.

Sincerely,

/s/ ANDREW HIDALGO
Andrew Hidalgo
Chief Executive Officer